FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated July 20, 2004, titled “CN reports 34 per cent rise in second-quarter 2004 net income on strong revenue growth, solid operating efficiencies.”

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN reports 34 per cent rise in second-quarter 2004 net income on strong revenue growth, solid operating efficiencies

MONTREAL, July 20, 2004 — CN today reported its financial results for the second quarter and first half ended June 30, 2004.

Second-quarter 2004 highlights

  Record (1) quarterly net income of $326 million, a 34 per cent increase from 2003;

  Diluted earnings per share of $1.13, up 35 per cent over results for second-quarter 2003;

  Operating income of $575 million, an increase of 32 per cent from year-earlier operating income;

  Operating ratio of 65.5 per cent, 4.6 percentage points better than the prior year’s quarterly performance;

  First-half 2004 free cash flow of $587 million, compared with $350 million for the same period of 2003.(2)

E. Hunter Harrison, president and chief executive officer of CN, said: “I’m delighted with our financial results – record quarterly earnings, an almost five percentage point improvement in our operating ratio, and, importantly, $587 million in first-half 2004 free cash flow in a challenging environment.

“Our strong quarterly results reflected a comeback in Canadian grain traffic, market share gains as a result of good service, yield improvement initiatives, and improved profitability resulting from CN’s Intermodal Excellence (IMX) strategy.

“I’m especially proud that CN is making the most of a strong North American economy. The fluidity of our network, coupled with solid operating efficiencies and productivity advances – key benefits of CN’s precision railroading practices – positioned the company superbly to handle a 10 per cent increase in second-quarter freight volume at low incremental cost. This allowed us to deliver our revenue gains directly to the bottom line. And that’s what good railroading is all about.”

Harrison added: “The quarter also marked another milestone in CN’s strategic agenda, with the completion of our acquisition of the railroads and related holdings of Great Lakes Transportation LLC (GLT) on May 10. We advanced that agenda again on July 14 by closing CN’s acquisition of BC Rail and the right to operate over its roadbed under a long-term lease. The two acquisitions will broaden CN’s market reach and increase shareholder value in the years ahead.”

Revenues for second-quarter 2004 increased 14 per cent to $1,665 million, owing largely to a significantly improved Canadian grain crop, stronger merchandise revenue and the inclusion of $58 million of GLT revenues. Business units that registered revenue gains were metals and minerals (40 per cent); grain and fertilizers (35 per cent); forest products (nine per cent); petroleum and chemicals (nine per cent); and coal (six per cent.)

Expenses for the most recent quarter increased by six per cent to $1,090 million. The increase reflected the inclusion of $43 million of GLT expenses, higher labor and fringe benefits, and higher casualty and other expenses, partially offset by lower expenses for purchased services and material and equipment rents, and the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses.

The translation impact of the stronger Canadian dollar reduced CN’s second-quarter 2004 revenues, operating income and net income by approximately $30 million, $15 million, and $10 million, respectively.

Six-month 2004 financial results

Net income for the first six months of 2004 was $536 million, or $1.85 per diluted share, compared with net income of $496 million, or $1.69 per diluted share, for the same period of 2003.

First-half 2003 net income included a cumulative benefit of $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets. Excluding the effect of this change, net income for the first half of 2004 increased by 20 per cent, with diluted earnings per share rising 21 per cent.

Operating income for the first half of this year increased 20 per cent to $970 million. Revenues improved by five per cent to $3,103 million, while operating expenses declined one per cent to $2,133 million.

CN’s operating ratio for the first six months of 2004 was 68.7 per cent, a 3.9-point improvement over the year-earlier performance.

The translation impact of the stronger Canadian dollar reduced first-half 2004 revenues, operating income and net income by approximately $150 million, $55 million and $30 million, respectively.

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Excluding the first quarter of 1997, which included $589 million for the cumulative effect of change in accounting policy.

(2) Please see discussion and reconciliation of this non-GAAP adjusted performance measure in the attached supplementary schedule, Non-GAAP Measures.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended June 30		Six months ended June 30

	2004 (1)	2003	2004 (1)	2003

	(Unaudited)

Revenues	$1,665	$1,463	$3,103	$2,959

Operating expenses	1,090	1,026	2,133	2,148

Operating income	575	437	970	811

Interest expense	(68)	(83)	(140)	(168)

Other loss	(23)	(4)	(36)	-

Income before income taxes and cumulative effect of change
in accounting policy	484	350	794	643

Income tax expense	(158)	(106)	(258)	(195)

Income before cumulative effect of change in accounting policy	326	244	536	448

Cumulative effect of change in accounting policy
(net of applicable taxes)	-	-	-	48

Net income	$326	$244	$536	$496

Earnings per share (Notes 9, 10)
Basic earnings per share
Income before cumulative effect of change in accounting policy	$1.14	$0.85	$1.88	$1.55
Net income	$1.14	$0.85	$1.88	$1.71

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$1.13	$0.84	$1.85	$1.53
Net income	$1.13	$0.84	$1.85	$1.69

Weighted-average number of shares
Basic	284.9	286.6	284.7	289.7

Diluted	289.2	290.8	289.0	293.6

See accompanying notes to consolidated financial statements.

(1) Includes GLT as of May 10, 2004. (See Note 2 - Acquisitions)

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended June 30				Six months ended June 30

	2004	(1)	2003	Variance Fav (Unfav)	2004	(1)	2003	Variance Fav (Unfav)

	(Unaudited)
Revenues

Petroleum and chemicals	$276		$253	9%	$541		$543	-
Metals and minerals	184		131	40%	318		257	24%
Forest products	356		327	9%	663		644	3%
Coal	74		70	6%	141		144	(2%)
Grain and fertilizers	271		201	35%	525		435	21%
Intermodal	286		289	(1%)	514		554	(7%)
Automotive	143		143	-	273		286	(5%)
Other items	75		49	53%	128		96	33%

	1,665		1,463	14%	3,103		2,959	5%

Operating expenses

Labor and fringe benefits	466		415	(12%)	885		869	(2%)
Purchased services and material	181		178	(2%)	371		378	2%
Depreciation and amortization	150		139	(8%)	292		282	(4%)
Fuel	123		125	2%	245		252	3%
Equipment rents	68		82	17%	131		159	18%
Casualty and other	102		87	(17%)	209		208	-

	1,090		1,026	(6%)	2,133		2,148	1%

Operating income	$575		$437	32%	$970		$811	20%

Operating ratio	65.5%		70.1%	4.6	68.7%		72.6%	3.9

See accompanying notes to consolidated financial statements.

(1) Includes GLT as of May 10, 2004. (See Note 2 - Acquisitions)

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	June 30 2004	December 31 2003	June 30 2003

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$135	$130	$130
Accounts receivable (Note 4)	617	529	605
Material and supplies	169	120	152
Deferred income taxes	102	125	123
Other	260	223	186

	1,283	1,127	1,196

Properties	19,789	18,305	18,261
Other assets and deferred charges (Note 3)	898	905	828

Total assets	$21,970	$20,337	$20,285

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,430	$1,366	$1,391
Current portion of long-term debt (Note 4)	256	483	559
Other	70	73	64

	1,756	1,922	2,014

Deferred income taxes	5,129	4,550	4,411
Other liabilities and deferred credits	1,526	1,258	1,264
Long-term debt (Note 4)	4,568	4,175	4,552

Shareholders' equity:
Common shares	4,704	4,664	4,631
Accumulated other comprehensive loss	(35)	(129)	(119)
Retained earnings	4,322	3,897	3,532

	8,991	8,432	8,044

Total liabilities and shareholders' equity	$21,970	$20,337	$20,285

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended June 30		Six months ended June 30

	2004 (1)	2003	2004 (1)	2003

	(Unaudited)
Common shares (2)
Balance, beginning of period	$4,682	$4,668	$4,664	$4,785
Stock options exercised and other	22	36	40	60
Share repurchase program	-	(73)	-	(214)

Balance, end of period	$4,704	$4,631	$4,704	$4,631

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(111)	$(13)	$(129)	$97
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	(97)	342	(129)	606
Unrealized foreign exchange gain (loss) on translation of
the net investment in foreign operations	153	(501)	207	(925)
Unrealized holding gain (loss) on fuel derivative instruments (Note 6)	23	2	43	(1)
Unrealized holding gain on interest rate derivatives (Note 6)	33	-	18	-

Other comprehensive income (loss) before income taxes	112	(157)	139	(320)
Income tax recovery (expense)	(36)	51	(45)	104

Other comprehensive income (loss)	76	(106)	94	(216)

Balance, end of period	$(35)	$(119)	$(35)	$(119)

Retained earnings
Balance, beginning of period	$4,052	$3,469	$3,897	$3,487
Net income	326	244	536	496
Share repurchase program	-	(134)	-	(355)
Dividends	(56)	(47)	(111)	(96)

Balance, end of period	$4,322	$3,532	$4,322	$3,532

See accompanying notes to consolidated financial statements.

(1)	Includes GLT as of May 10, 2004. (See Note 2 - Acquisitions)

(2)	During the three and six months ended June 30, 2004, the Company issued 0.7 million and 1.1 million common shares, respectively, as a result of stock options exercised. At June 30, 2004, the Company had 285.3 million common shares outstanding (Note 9).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)
	Three months ended June 30		Six months ended June 30

	2004 (1)	2003	2004 (1)	2003

		(Unaudited)
Operating activities
Net income	$326	$244	$536	$496
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	152	140	295	285
Deferred income taxes	87	85	142	157
Equity in earnings of English Welsh and Scottish Railway	3	(4)	8	(18)
Cumulative effect of change in accounting policy	-	-	-	(48)
Other changes in:
Accounts receivable	(68)	79	(60)	80
Material and supplies	(3)	3	(38)	(34)
Accounts payable and accrued charges	37	(45)	(29)	(75)
Other net current assets and liabilities	48	4	19	(5)
Other	8	(5)	22	24

Cash provided from operating activities	590	501	895	862

Investing activities
Net additions to properties	(259)	(266)	(384)	(387)
Acquisition of Great Lakes Transportation LLC's
railroads and related holdings (Note 2)	(553)	-	(553)	-
Other, net (Note 3)	31	3	172	(7)

Cash used by investing activities	(781)	(263)	(765)	(394)

Dividends paid	(56)	(47)	(111)	(96)

Financing activities
Issuance of long-term debt (Note 4)	3,530	708	4,021	2,024
Reduction of long-term debt (Note 4)	(3,340)	(676)	(4,066)	(1,763)
Issuance of common shares	17	30	31	41
Repurchase of common shares	-	(207)	-	(569)

Cash provided from (used by) financing activities	207	(145)	(14)	(267)

Net increase (decrease) in cash and cash equivalents	(40)	46	5	105
Cash and cash equivalents, beginning of period	175	84	130	25

Cash and cash equivalents, end of period	$135	$130	$135	$130

Supplemental cash flow information
Net cash receipts from customers and other	$1,619	$1,489	$3,023	$3,045
Net cash receipts (payments) for:
Employee services, suppliers and other expenses	(841)	(834)	(1,774)	(1,800)
Interest	(54)	(81)	(128)	(163)
Workforce reductions	(24)	(41)	(56)	(89)
Personal injury and other claims	(19)	(17)	(55)	(55)
Pensions	(60)	(19)	(64)	(22)
Income taxes	(31)	4	(51)	(54)

Cash provided from operating activities	$590	$501	$895	$862

See accompanying notes to consolidated financial statements.

(1) Includes GLT as of May 10, 2004. (See Note 2 - Acquisitions)

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at June 30, 2004 and December 31 and June 30, 2003, its results of operations, changes in shareholders’ equity and cash flows for the three and six months ended June 30, 2004 and 2003.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2003 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s 2004 interim and 2003 annual Management’s Discussion and Analysis and Annual Consolidated Financial Statements and notes thereto.

Note 2 – Acquisitions

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s railroads and related holdings (GLT) for a purchase price of U.S.$380 million.

      In April 2004, the Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004. On May 10, 2004, the Company completed its acquisition of GLT and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting as required by the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No.141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of GLT as of May 10, 2004, the date of acquisition. The Company’s cost to acquire GLT of U.S.$399 million (Cdn$553 million) includes purchase price adjustments and transaction costs. The following table reflects the preliminary purchase price allocation based on the fair value of GLT’s assets and liabilities acquired at acquisition, which is subject to a final valuation, the impact of which, and any changes in accounting practices, are not expected to have a material effect on the results of operations.

In millions	May 10, 2004

Current assets	$67
Properties	1,039
Other assets and deferred charges	90

Total assets acquired	1,196

Current liabilities	61
Deferred income taxes	306
Other liabilities and deferred credits	276

Total liabilities assumed	643

Net assets acquired	$553

If the Company had acquired GLT on January 1, 2003, based on the historical amounts reported by GLT, net of the amortization of the difference between the Company’s cost to acquire GLT and the net assets of GLT (based on preliminary estimates of the fair values of GLT’s assets and liabilities), revenues, income before cumulative effect of change in accounting policy, net income, basic and diluted earnings per share for the three and six months ended June 30, 2004 and 2003 would have been as follows:

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

	Three months ended June 30		Six months ended June 30

In millions, except per share data	2004	2003	2004	2003

Revenues	$1,703	$1,552	$3,193	$3,099

Income before cumulative effect of change in
accounting policy	$327	$255	$532	$453

Net income	$327	$255	$532	$501

Basic earnings per share
Income before cumulative effect of change in
accounting policy	$1.15	$0.89	$1.87	$1.56
Net income	$1.15	$0.89	$1.87	$1.73

Diluted earnings per share
Income before cumulative effect of change in
accounting policy	$1.13	$0.88	$1.84	$1.54
Net income	$1.13	$0.88	$1.84	$1.71

The pro forma figures do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion.

      On July 2, 2004, the Company reached a consent agreement with Canada’s Competition Bureau, allowing for the closing of the transaction, whereby the Company reaffirmed its commitment to share merger efficiencies with BC Rail shippers and assure them competitive transportation options through its Open Gateway Rate and Service Commitment. The consent agreement also maintains competitive rates and service for grain shippers in the Peace River region. On July 14, 2004, the Company completed its acquisition of BC Rail and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

      The Company will account for the acquisition using the purchase method of accounting.

Note 3 – Investment in English Welsh and Scottish Railway (EWS) – Capital reorganization

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive cash and 8% notes due in 2009, redeemable in whole or in part at any time by EWS, at their principal amount together with accrued but unpaid interest up to the date of repayment.

      The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest of EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £81.6 million (Cdn$199 million) from EWS, of which £23.9 million (Cdn$58 million) was in the form of EWS notes.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 – Financing activities

In the first quarter of 2004, the Company repaid its borrowings under the revolving credit facility of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003. As at June 30, 2004, letters of credit under the revolving credit facility amounted to $213 million.

In March 2004, the Company repaid U.S.$266 million (Cdn$355 million) of 7.00% 10-year Notes, with cash on hand and the proceeds received from the issuance of commercial paper under its commercial paper program. At June 30, 2004, the Company had outstanding borrowings of U.S.$462 million (Cdn$621 million) under the commercial paper program.

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. At June 30, 2004, pursuant to the agreement, $442 million had been sold compared to $448 million at December 31, 2003.

On July 9, 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. The debt offering was made under the Company’s shelf prospectus and registration statement filed in October 2003. Accordingly, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$200 million. The Company used the net proceeds of U.S.$790 million to finance a portion of the acquisition costs of GLT and BC Rail.

Note 5 – Stock plans

For the three and six months ended June 30, 2004, the Company recorded total compensation cost for awards under all plans of $21 million and $25 million, respectively, and $2 million and $9 million, respectively, for the same periods in 2003.

(a) Mid-term incentive share unit plan

On June 30, 2004, the Company partially attained targets relating to its mid-term incentive share unit plan. As a result, the Company recorded additional compensation cost of $13 million based on the number of share units vested multiplied by the Company’s share price on such date.

(b) Restricted share units (RSUs)

In the first half of 2004, the Company granted approximately 1.2 million RSUs to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital and to the Company’s share price during the three-month period ending December 31, 2006. For the three and six months ended June 30, 2004, the Company recorded compensation cost of $4 million and $7 million, respectively.

The Company accounts for stock-based compensation using the fair value based approach. The Company prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

pro forma net income and earnings per share would have been as follows:

	Three months ended June 30		Six months ended June 30

In millions, except per share data	2004	2003	2004	2003

Net income, as reported	$326	$244	$536	$496

Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for awards granted after Jan 1, 2003 (SFAS No. 123)	6	2	10	3

Intrinsic value method for performance-based awards granted prior to 2003 (APB 25)	9	-	9	6

Fair value method for all awards (SFAS No. 123)	(22)	(11)	(34)	(22)

Pro forma net income	$319	$235	$521	$483

Basic earnings per share, as reported	$1.14	$0.85	$1.88	$1.71
Basic earnings per share, pro forma	$1.12	$0.82	$1.83	$1.67

Diluted earnings per share, as reported	$1.13	$0.84	$1.85	$1.69
Diluted earnings per share, pro forma	$1.10	$0.81	$1.80	$1.65

Compensation cost related to stock option awards granted in the prior period under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended June 30			Six months ended June 30

	2004	(1)	2003 (2)	2004	(1)	2003 (2)

Expected option life (years)	-		5.0	-		5.0
Risk-free interest rate	-		3.33%	-		4.12%
Expected stock price volatility	-		30%	-		30%
Average dividend per share	-		$0.67	-		$0.67

Weighted average fair value of options granted	$-		$13.23	$-		$11.87

(1) In the first half of 2004, the Company did not grant any stock option awards.
(2) 2003 data has been adjusted for the three-for-two stock split.

Note 6 – Derivative instruments

Fuel

At June 30, 2004, the Company had hedged approximately 56% of the estimated remaining 2004 fuel consumption, representing approximately 106 million U.S. gallons at an average price of U.S.$0.65 per U.S. gallon, 48% of the estimated 2005 fuel consumption, representing approximately 185 million U.S. gallons at an average price of U.S.$0.72 per U.S. gallon, and 8% of the estimated 2006 fuel consumption, representing 31 million U.S. gallons at an average price of U.S.$0.82 per U.S. gallon. These derivative instruments are carried at market value on the balance sheet and are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. At June 30, 2004, Accumulated other comprehensive income included an unrealized gain of $81 million, $55 million after tax, ($38 million unrealized gain, $26 million after tax at December 31, 2003) related to fuel hedge derivative instruments of which $69 million will mature within the next twelve months.

Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Upon expiration in June 2004, these treasury rate locks were rolled into new contracts expiring in September 2004, at an average locked-in rate of 5.106%. The Company settled these treasury locks at a gain upon the pricing of the U.S.$500 million 6.25% Debentures due 2034. At June 30, 2004, these derivatives were accounted for

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive income. Upon the issuance of debt on July 9, 2004, the gain accumulated in other comprehensive income will be recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule. Accumulated other comprehensive income at June 30, 2004 included an unrealized gain of $18 million, $12 million after tax, related to these derivative instruments.

Note 7 – Pensions and other post-retirement benefits

For the three and six months ended June 30, 2004 and 2003, the components of net periodic benefit cost for pensions and other post-retirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

	Three months ended June 30		Six months ended June 30

In millions	2004	2003	2004	2003

Service cost	$26	$23	$52	$47
Interest cost	177	178	353	357
Amortization of net transition obligation	-	5	-	10
Amortization of prior service cost	5	5	10	10
Expected return on plan assets	(208)	(205)	(416)	(410)
Recognized net actuarial loss	1	1	1	1

Net periodic benefit cost	$1	$7	$-	$15

(b) Components of net periodic benefit cost for post-retirement benefits

	Three months ended June 30		Six months ended June 30

In millions	2004	2003	2004	2003

Service cost	$5	$3	$10	$6
Interest cost	9	6	17	12
Amortization of prior service cost	1	1	2	2
Recognized net actuarial loss	1	1	1	2

Net periodic benefit cost	$16	$11	$30	$22

For 2004, the Company expects to make total contributions of $130 million for all its defined benefit plans of which $64 million have been made at June 30, 2004. The total expected contributions take into account the defined benefit plans assumed as part of the GLT acquisition. Contributions are normally made in the 30-day period following the end of a quarter.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. The Company’s benefit obligation of $454 million at December 31, 2003, and the net periodic benefit cost presented herein, do not reflect the effects of the Act. In May 2004, the FASB issued Staff Position Financial Accounting Standard 106-2 which provides guidance on the accounting for the federal subsidy and is effective for the Company’s first interim period beginning after June 15, 2004. The Company is currently evaluating whether the prescription drug benefits provided by its health care plans are actuarially equivalent to the Medicare benefit under the Act.

Note 8 – Major commitments and contingencies

A. Commitments

As at June 30, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $291 million ($211 million at December 31, 2003). The Company also had outstanding information technology service contracts of $27 million and agreements with fuel suppliers to purchase approximately 25% of its anticipated 2004 volume, 35% of its anticipated 2005 volume, and 9% of its anticipated 2006 volume at market prices prevailing on the date of purchase.

B. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

      In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

      In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements. The Company accrues the expected cost for personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated. An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

      As at June 30, 2004, the Company had aggregate reserves for personal injury and other claims of $637 million ($590 million at December 31, 2003). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at June 30, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year or that the Company’s liquidity will not be adversely impacted.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

C. Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i) the lack of specific technical information available with respect to many sites;

(ii) the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii) the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv) the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

      As at June 30, 2004, the Company had aggregate accruals for environmental costs of $118 million ($83 million as at December 31, 2003).

D. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2005 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term,

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At June 30, 2004, the maximum exposure in respect of these guarantees was $98 million. The Company has issued guarantees for which the carrying value at June 30, 2004 was $2 million. As at June 30, 2004, the Company had not recorded any additional liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at June 30, 2004, the maximum potential liability under these guarantees was $426 million of which $341 million was for workers’ compensation and other employee benefits and $85 million was for equipment under leases and other. During the first half of 2004, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

      As at June 30, 2004, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2004 and 2007.

CN Pension Plan and CN 1935 Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at June 30, 2004, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans, including other pension plans; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

      In the first half of 2004, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at June 30, 2004, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

Note 9 – Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 10 – Earnings per share

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

		(Unaudited)
Basic earnings per share
Income before cumulative effect of change in accounting policy	$1.14	$0.85	$1.88	$1.55
Cumulative effect of change in accounting policy	-	-	-	0.16

Net income	$1.14	$0.85	$1.88	$1.71

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$1.13	$0.84	$1.85	$1.53
Cumulative effect of change in accounting policy	-	-	-	0.16

Net income	$1.13	$0.84	$1.85	$1.69

The following table provides a reconciliation between basic and diluted weighted average shares outstanding:

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

(In millions)		(Unaudited)

Weighted-average shares outstanding	284.9	286.6	284.7	289.7
Dilutive effect of stock options	4.3	4.2	4.3	3.9

Weighted-average diluted shares outstanding	289.2	290.8	289.0	293.6

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 11 – Reconciliation of United States and Canadian GAAP

The Company also prepares financial statements in accordance with Canadian GAAP, which are different in some respects from U.S. GAAP. The financial statements prepared in accordance with Canadian GAAP are provided below along with a tabular reconciliation and discussion of the major differences between U.S. and Canadian GAAP.

A. Canadian GAAP financial statements

CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share data)
	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

		(Unaudited)

Revenues	$1,665	$1,463	$3,103	$2,959

Operating expenses
Labor and fringe benefits	470	477	894	956
Purchased services and material	181	213	371	429
Depreciation and amortization	129	120	252	246
Fuel	123	126	245	253
Equipment rents	68	83	131	161
Casualty and other	102	109	209	238

Total expenses	1,073	1,128	2,102	2,283

Operating income	592	335	1,001	676

Interest expense	(68)	(83)	(140)	(168)

Other loss	(23)	(4)	(36)	-

Income before income taxes	501	248	825	508

Income tax expense	(163)	(71)	(268)	(151)

Net income	$338	$177	$557	$357

Earnings per share
Basic	$1.19	$0.62	$1.96	$1.23

Diluted	$1.17	$0.61	$1.93	$1.22

Weighted-average number of shares
Basic	284.9	286.6	284.7	289.7

Diluted	289.0	290.8	288.8	293.6

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED BALANCE SHEET

(In millions)

	June 30 2004	December 31 2003	June 30 2003

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$135	$130	$130
Accounts receivable	617	529	605
Material and supplies	169	120	152
Deferred income taxes	102	125	123
Other	170	188	160

	1,193	1,092	1,170

Properties	16,660	15,158	15,348
Other assets and deferred charges	885	900	824

Total assets	$18,738	$17,150	$17,342

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,430	$1,366	$1,391
Current portion of long-term debt	256	483	559
Other	70	73	64

	1,756	1,922	2,014

Deferred income taxes	3,927	3,365	3,364
Other liabilities and deferred credits	1,475	1,208	1,199
Long-term debt	4,568	4,175	4,552

Shareholders' equity:
Common shares	3,578	3,530	3,472
Contributed surplus	166	166	167
Currency translation	-	(38)	(30)
Retained earnings	3,268	2,822	2,604

	7,012	6,480	6,213

Total liabilities and shareholders' equity	$18,738	$17,150	$17,342

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

		(Unaudited)
Operating activities

Net income	$338	$177	$557	$357
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	131	122	255	250
Deferred income taxes	92	51	152	113
Equity in earnings of English Welsh and Scottish Railway	3	(4)	8	(18)
Other changes in:
Accounts receivable	(68)	79	(60)	80
Material and supplies	(3)	3	(38)	(34)
Accounts payable and accrued charges	37	(45)	(29)	(75)
Other net current assets and liabilities	48	6	19	(5)
Other	12	(11)	31	18

Cash provided from operating activities	590	378	895	686

Investing activities
Net additions to properties	(259)	(154)	(384)	(227)
Acquisition of Great Lakes Transportation LLC's
railroads and related holdings	(553)	-	(553)	-
Other, net	31	14	172	9

Cash used by investing activities	(781)	(140)	(765)	(218)

Dividends paid	(56)	(47)	(111)	(96)

Financing activities
Issuance of long-term debt	3,530	708	4,021	2,024
Reduction of long-term debt	(3,340)	(676)	(4,066)	(1,763)
Issuance of common shares	17	30	31	41
Repurchase of common shares	-	(207)	-	(569)

Cash provided from (used by) financing activities	207	(145)	(14)	(267)

Net increase (decrease) in cash and cash equivalents	(40)	46	5	105
Cash and cash equivalents, beginning of period	175	84	130	25

Cash and cash equivalents, end of period	$135	$130	$135	$130

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Reconciliation and discussion of significant differences between U.S. and Canadian GAAP

(i) Reconciliation of net income

	Three months ended June 30		Six months ended June 30

In millions	2004	2003	2004	2003

Net income – U.S. GAAP	$326	$244	$536	$496
Adjustments in respect of:
Property capitalization, net of depreciation	21	(97)	40	(131)
Stock-based compensation cost	(4)	(5)	(9)	(4)
Income tax recovery (expense) on current period adjustments	(5)	35	(10)	44

Income before cumulative effect of change in accounting policy	338	177	557	405
Cumulative effect of change in accounting policy (net of applicable taxes)	-	-	-	(48)

Net income – Canadian GAAP	$338	$177	$557	$357

Property capitalization

Effective January 1, 2004, the Company changed its capitalization policies under Canadian GAAP, on a prospective basis, to conform with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3061 “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003. This section provides new accounting guidance as to what constitutes generally accepted accounting principles (GAAP) in Canada and its sources, thereby codifying a GAAP hierarchy. The section also establishes that when financial statements are prepared in accordance with regulatory or legislative requirements that are in conflict with the new GAAP hierarchy, they cannot be described as being in accordance with Canadian GAAP.

The Company’s accounting for Properties under Canadian GAAP had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules, the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061 “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overheads associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars, are capitalized.

This change effectively harmonizes the Company’s Canadian and U.S. GAAP capitalization policies. However, since the change was applied prospectively, there continues to be a difference in depreciation and amortization expense between Canadian and U.S. GAAP relating to the difference in the amounts previously capitalized under Canadian and U.S. GAAP as at January 1, 2004.

Stock-based compensation

Effective January 1, 2003, the Company adopted the fair value based approach of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002. Under U.S. GAAP, effective January 1, 2003, the Company voluntarily adopted the recommendations of SFAS No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003. Compensation cost attributable to employee stock options granted prior to January 1, 2003 continues to be a reconciling difference.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Cumulative effect of change in accounting policy

In 2003, under U.S. GAAP, in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. Under Canadian GAAP, the recommendations of the CICA Handbook Section 3110, “Asset Retirement Obligations,” which are similar to those under SFAS No. 143 (U.S. GAAP), were effective for the Company’s fiscal year beginning January 1, 2004 and did not have an initial material impact on the Canadian GAAP financial statements since removal costs, as a component of depreciation expense, have not resulted in accumulated depreciation balances exceeding the historical cost basis of the assets.

(ii) Reconciliation of significant balance sheet items

In millions	June 30 2004	December 31 2003	June 30 2003

Current assets - U.S. GAAP	$1,283	$1,127	$1,196
Derivative instruments	(87)	(33)	(26)
Other	(3)	(2)	-

Current assets - Canadian GAAP	$1,193	$1,092	$1,170

Properties - U.S. GAAP	$19,789	$18,305	$18,261
Property capitalization, net of depreciation	(3,054)	(3,072)	(2,838)
Cumulative effect of change in accounting policy	(75)	(75)	(75)

Properties - Canadian GAAP	$16,660	$15,158	$15,348

Other assets and deferred charges - U.S. GAAP	$898	$905	$828
Derivative instruments	(13)	(5)	(3)
Intangible asset	-	-	(1)

Other assets and deferred charges - Canadian GAAP	$885	$900	$824

Deferred income tax liability - U.S. GAAP	$5,129	$4,550	$4,411
Cumulative effect of prior years’ adjustments to income	(1,204)	(1,071)	(1,071)
Income taxes on current period Canadian GAAP adjustments to income	10	(133)	(44)
Cumulative effect of change in accounting policy	(27)	(27)	(27)
Income taxes on translation of U.S. to Canadian GAAP adjustments	8	15	9
Income taxes on minimum pension liability adjustment	10	10	13
Income taxes on derivative instruments	(32)	(12)	(10)
Income tax rate enactments	38	38	86
Other	(5)	(5)	(3)

Deferred income tax liability - Canadian GAAP	$3,927	$3,365	$3,364

Other liabilities and deferred credits - U.S. GAAP	$1,526	$1,258	$1,264
Stock-based compensation	(18)	(20)	(25)
Minimum pension liability	(30)	(30)	(38)
Other	(3)	-	(2)

Other liabilities and deferred credits - Canadian GAAP	$1,475	$1,208	$1,199

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(ii) Reconciliation of significant balance sheet items (continued)

In millions	June 30 2004	December 31 2003	June 30 2003

Capital stock - U.S. GAAP	$4,704	$4,664	$4,631
Capital reorganization	(1,300)	(1,300)	(1,300)
Stock-based compensation	(9)	(17)	(35)
Foreign exchange loss on convertible preferred securities	(12)	(12)	(12)
Costs related to the sale of shares	33	33	33
Share repurchase program	162	162	155

Capital stock - Canadian GAAP	$3,578	$3,530	$3,472

Contributed surplus - U.S. GAAP	$-	$-	$-
Dividend in kind with respect to land transfers	(248)	(248)	(248)
Costs related to the sale of shares	(33)	(33)	(33)
Other transactions and related income tax effect	(18)	(18)	(18)
Share repurchase program	(24)	(24)	(23)
Capital reorganization	489	489	489

Contributed surplus - Canadian GAAP	$166	$166	$167

Accumulated other comprehensive loss - U.S. GAAP	$(35)	$(129)	$(119)
Unrealized foreign exchange loss on translation of
U.S. to Canadian GAAP adjustments, net of applicable taxes	48	63	52
Derivative instruments, net of applicable taxes	(67)	(26)	(19)
Income tax rate enactments	34	34	32
Minimum pension liability, net of applicable taxes	20	20	24

Currency translation - Canadian GAAP	$-	$(38)	$(30)

Retained earnings - U.S. GAAP	$4,322	$3,897	$3,532
Cumulative effect of prior years’ adjustments to income	(1,928)	(1,696)	(1,696)
Cumulative effect of change in accounting policy	(48)	(48)	(48)
Current period adjustments to net income	21	(232)	(91)
Share repurchase program	(138)	(138)	(132)
Cumulative dividend on convertible preferred securities	(38)	(38)	(38)
Capital reorganization	811	811	811
Dividend in kind with respect to land transfers	248	248	248
Other transactions and related income tax effect	18	18	18

Retained earnings - Canadian GAAP	$3,268	$2,822	$2,604

Income taxes

In the fourth quarter of 2003, under U.S. GAAP, the Company recorded an increase to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, the Company recorded deferred income tax expense of $79 million and $2 million in the Consolidated Statement of Income and Other comprehensive income, respectively. For Canadian GAAP, the corresponding increase to the net deferred income tax liability was $33 million. The difference in the expense recorded reflects a larger net deferred tax liability position under U.S. GAAP.

Derivative instruments

Under U.S. GAAP, pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records in its

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

balance sheet the fair value of derivative instruments used in its hedging activities. Changes in the market value of these derivative instruments have been recorded in Accumulated other comprehensive income, a separate component of Shareholders’ equity. There are no similar requirements under Canadian GAAP.

Minimum pension liability

Under U.S. GAAP, one of the Company’s pension plan had an accumulated benefit obligation in excess of the fair value of the plan assets. Under U.S. GAAP, this gave rise to an additional minimum pension liability and as a result, an intangible asset was recognized up to the amount of the unrecognized prior service cost and the difference has been recorded in Accumulated other comprehensive income, a separate component of Shareholders’ equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

Convertible preferred securities

In July 2002, the Convertible preferred securities (Securities) of the Company were converted into common shares. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity.

Shareholders’ equity

As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders’ equity is not permitted under U.S. GAAP.

      Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

      Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Capital stock.

      Under Canadian GAAP, the excess in cost over the stated value resulting from the repurchase of shares was allocated first to Capital stock, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the excess has been allocated to Capital stock followed by Retained earnings.

      For Canadian and U.S. GAAP purposes, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange loss from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange loss has been included as part of Accumulated other comprehensive income, a separate component of Shareholders’ equity, as required under SFAS No. 130, “Reporting Comprehensive Income.”

(iii) Consolidated statement of cash flows

For the three and six months ended June 30, 2004, cash provided from (used by) operating, investing and financing activities presented under U.S. and Canadian GAAP were the same.

      For the three and six months ended June 30, 2003, cash provided from operating activities and cash used by investing activities under Canadian GAAP, would increase by the same amount, $123 million and $176 million, respectively, due to the difference in the Company’s Property capitalization policies that existed prior to January 1, 2004 as discussed herein.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended June 30			Six months ended June 30

	2004	(1)	2003	2004	(1)	2003

			(Unaudited)
Statistical operating data
Freight revenues ($ millions)	1,590		1,414	2,975		2,863
Gross ton miles (GTM) (millions)	83,179		77,715	161,132		153,824
Revenue ton miles (RTM) (millions)	43,728		39,830	85,502		79,742
Carloads (thousands)	1,169		1,048	2,168		2,082
Route miles (includes Canada and the U.S.)	17,898		17,539	17,898		17,539
Employees (end of period)	22,514		22,431	22,514		22,431
Employees (average during period)	22,192		22,229	21,759		21,878

Productivity
Operating ratio (%)	65.5		70.1	68.7		72.6
Freight revenue per RTM (cents)	3.64		3.55	3.48		3.59
Freight revenue per carload ($)	1,360		1,349	1,372		1,375
Operating expenses per GTM (cents)	1.31		1.32	1.32		1.40
Labor and fringe benefits expense per GTM (cents)	0.56		0.53	0.55		0.56
GTMs per average number of employees (thousands)	3,748		3,496	7,405		7,031
Diesel fuel consumed (U.S. gallons in millions)	98		94	193		187
Average fuel price ($/U.S. gallon)	1.27		1.26	1.24		1.28
GTMs per U.S. gallon of fuel consumed	849		827	835		823

Safety indicators
Injury frequency rate per 200,000 person hours	2.5		2.6	2.5		2.8
Accident rate per million train miles	1.2		2.3	1.3		2.0

Financial ratios
Debt to total capitalization ratio (% at end of period)	34.9		38.9	34.9		38.9

(1) Includes GLT as of May 10, 2004.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended June 30				Six months ended June 30

	2004	(1)	2003	Variance Fav (Unfav)	2004	(1)	2003	Variance Fav (Unfav)

				(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	7,921		7,280	9%	15,901		15,418	3%
Metals and minerals	4,179		3,348	25%	7,987		6,663	20%
Forest products	9,420		8,782	7%	17,985		16,895	6%
Coal	3,620		3,961	(9%)	7,257		7,527	(4%)
Grain and fertilizers	9,946		7,321	36%	19,906		15,945	25%
Intermodal	7,737		8,225	(6%)	14,727		15,534	(5%)
Automotive	905		913	(1%)	1,739		1,760	(1%)

	43,728		39,830	10%	85,502		79,742	7%
Freight revenue / RTM (cents)

Total freight revenue per RTM	3.64		3.55	3%	3.48		3.59	(3%)
Business units:
Petroleum and chemicals	3.48		3.48	-	3.40		3.52	(3%)
Metals and minerals	4.40		3.91	13%	3.98		3.86	3%
Forest products	3.78		3.72	2%	3.69		3.81	(3%)
Coal	2.04		1.77	15%	1.94		1.91	2%
Grain and fertilizers	2.72		2.75	(1%)	2.64		2.73	(3%)
Intermodal	3.70		3.51	5%	3.49		3.57	(2%)
Automotive	15.80		15.66	1%	15.70		16.25	(3%)

Carloads (thousands)

Petroleum and chemicals	157		144	9%	314		300	5%
Metals and minerals	200		101	98%	296		192	54%
Forest products	155		152	2%	301		298	1%
Coal	121		122	(1%)	243		248	(2%)
Grain and fertilizers	143		121	18%	284		255	11%
Intermodal	313		332	(6%)	574		640	(10%)
Automotive	80		76	5%	156		149	5%

	1,169		1,048	12%	2,168		2,082	4%
Freight revenue / carload (dollars)

Total freight revenue per carload	1,360		1,349	1%	1,372		1,375	-
Business units:
Petroleum and chemicals	1,758		1,757	-	1,723		1,810	(5%)
Metals and minerals	920		1,297	(29%)	1,074		1,339	(20%)
Forest products	2,297		2,151	7%	2,203		2,161	2%
Coal	612		574	7%	580		581	-
Grain and fertilizers	1,895		1,661	14%	1,849		1,706	8%
Intermodal	914		870	5%	895		866	3%
Automotive	1,788		1,882	(5%)	1,750		1,919	(9%)

(1) Includes GLT as of May 10, 2004.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES (U.S. GAAP)

Free cash flow

The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

	Three months ended June 30		Six months ended June 30

In millions	2004	2003	2004	2003

Cash provided from operating activities	$590	$501	$895	$862

Less:
Investing activities	(781)	(263)	(765)	(394)
Dividends paid	(56)	(47)	(111)	(96)

Cash provided (used) before financing activities	(247)	191	19	372

Adjustments:
Change in accounts receivable sold	9	(22)	15	(22)
Acquisition of GLT	553	-	553	-

Free cash flow	$315	$169	$587	$350

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 20, 2004	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary